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FORM 4
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB Number: 3235-0362
Expires: December 31, 2001
Estimated average burden
hours per response.......0.5

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person(1) Berman Ronald	2. Issuer Name and Ticker or Trading Symbol SI Diamond Technology, Inc. (SIDT)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement For Month/Year 7/01	[x] Director [ ] 10% Owner [ ] Officer (give [ ] Other (Specify title below) below)
3006 Longhorn Boulevard, Suite 107			
(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line)
Austin Texas 78758			[x] Form Filed by One Reporting Person [ ] Form Filed by More Than One Reporting Person
(City) (State) (Zip)			

TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	7/3/01	P		3500	A	$0.97	849,339	D	

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FORM 4 (CONTINUED)   TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed or (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares	
Stock Option - Rt. to Buy	$0.375	5/11/98					(1)	7/28/06	Common Stock	4,383	
Stock Option - Rt. to Buy	$0.375	5/11/98					(2)	7/29/07	Common Stock	20,000	
Stock Option - Rt. to Buy	$0.375	5/11/98					(2)	5/11/08	Common Stock	150,000	
Stock Option - Rt. to Buy	$0.25	7/27/98					(2)	7/27/08	Common Stock	20,000	
Stock Option - Rt. to Buy	$0.50	1/11/99					(2)	1/11/09	Common Stock	150,000	
Stock Option - Rt. to Buy	$2.27	7/26/99					(2)	7/26/09	Common Stock	20,000	
Stock Option - Rt. to Buy	$2.75	5/8/00					(2)	5/8/10	Common Stock	30,000	
Stock Option - Rt. to Buy	$1.34375	7/24/00					(2)	7/24/10	Common Stock	20,000	

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9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
414,383	D	

Explanation of Responses:

(1) The options vest as follows: 1/16 of the options vest every 3 months for the first year following the original grant date and 1/4 of the options remaining vest on the anniversary of the original grant date for the next succeeding three years.

(2) The options are fully vested as of the grant date.

/s/ Donald T. Locke   8/10/01
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     Attorney-in-Fact   Date
     Donald T. Locke

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